Exhibit 99.1

iClick Interactive Acquires Majority Interest in Optimal Power Limited

Hong Kong, February 18, 2020 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced that, subject to certain closing conditions, it has agreed to acquire an 80% equity interest in Optimal Power Limited (“Optimal Power”), a subsidiary wholly owned by Creative Big Limited (“Creative Big”), both incorporated under the laws of the British Virgin Islands. Creative Big is wholly owned by Mr. Kenny Sin Nang CHIU (“Mr. CHIU”), a veteran businessman in Asia. Creative Big has secured a network of premium media licensing assets in countries including Singapore, Greater China (including Hong Kong), Australia, India, Indonesia, Philippines and Malaysia and as part of the transaction, Creative Big would inject the selected media licensing assets into Optimal Power.

Mr. CHIU, who has over 30 years of experience in the business field and has served as a member on boards of directors for a number of Hong Kong listed companies, across various industries. His strong network has helped build up the premium media licensing assets that Creative Big owns today. The Company will finance the acquisition through the issuance of certain number of American Depository Shares (the “ADSs”) at a price of US$3.9 per ADS, which is 7% premium to the 14-day VWAP as of 14 February 2020.

“This transaction represents an exciting step for our company. The success of such execution will not only give us the ability to enrich our offerings, but also a vital step toward our profitability improvement this year,” said Jian “T.J.” Tang, iClick’s Chief Executive Officer and Co-Founder.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, iClick’s proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe.

For more information, please visit ir.i-click.com.

About Creative Big Limited

Creative Big provides digital marketing resources in various fields, including digital marketing channels, content marketing and social media marketing. In addition to acquisitions and strategic investments, Creative Big promotes the early development of new business models with its media resources and experience.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	John Marco
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: johnm@coreir.com